UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

51 West 52nd Street

New York, New York 10019

(212) 403 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by AOL Inc. (the “Company”) with the U.S. Securities and Exchange Commission on May 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hanks Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of Verizon Communications Inc. (“Verizon”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $50.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Verizon and Acquisition Sub dated May 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection entitled “Regulatory Approvals—German Antitrust Laws” the disclosure set forth below:

On June 11, 2015, Verizon received notice from the FCO that it had cleared the acquisition of Shares pursuant to the Offer and the Merger.

Item 8 of the Schedule 14D-9 is hereby further amended by amending and restating the disclosure set forth in the section entitled “Certain Litigation” with the disclosure set forth below:

On May 20, 2015, Richard Williams, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub, captioned Williams v. AOL Inc., C.A. No. 11049-VCG (the “Williams Complaint”). On June 3, 2015, Charles Martin, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub, captioned Martin v. Armstrong, C.A. No. 11092-VCG (the “Martin Complaint”). Both the Williams Complaint and the Martin Complaint allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions and seek, among other things, an injunction against the consummation of the Transactions, rescission of the Transactions to the extent that they are completed, and an award of costs and attorneys’ fees. The Court has consolidated the Williams Complaint and Martin Complaint under the caption In re AOL Inc. Consolidated Stockholders Litigation, C.A. No. 11049-VCG. On June 9, plaintiffs filed a consolidated complaint and moved for expedited discovery in connection with the action.

On June 11, 2015, City of Roseville Employees’ Retirement System, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub, captioned City of Roseville Employees’ Retirement System v. Armstrong, C.A. No. 11136-VCG (the “Roseville Complaint”). The Roseville Complaint alleges, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions and seeks, among other things, an award of compensatory damages and an award of costs and attorneys’ fees.

The Board believes the allegations in each of the above-referenced complaints are without merit.

The foregoing summary is qualified in its entirety by reference to the complaints. A copy of the Williams Complaint is filed as Exhibit (a)(5)(B) to this Schedule 14D-9, a copy of the Martin Complaint is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and a copy of the Roseville Complaint is filed as Exhibit (a)(5)(D) to this Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) the Exhibit as follows:

(a)(5)(D)	Complaint filed by City of Roseville Employees’ Retirement System in the Delaware Court of Chancery, dated June 11, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2015

AOL INC.

By:	/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary